                                     Filed by Clear Channel Communications, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company: Clear Channel Communications, Inc.
                                                      Commission File No. 1-9645


         The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements include references made in the following press release, such as statements regarding:

     o    future financial and operating results,

     o    the proposed Clear Channel/AMFM merger,

     o    the operation and prospects of the combined Clear Channel/AMFM, and

     o    completion and benefits of pending acquisitions.

         Such statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the Clear Channel and AMFM stockholders to approve the merger; the risk that the Clear Channel and AMFM businesses will not be integrated successfully; costs related to the merger; risks of new and changing regulation in the U.S. and internationally.

         For a detailed discussion of these and other cautionary statements, please refer to Clear Channel's filings with the Securities and Exchange Commission, especially in the "Item 1. Business - Forward-Looking Statements May Prove Inaccurate" section of Clear Channel's Form 10-K for the fiscal year ended December 31, 1998.

                            * * * * * * * * * * * * *

THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY CLEAR CHANNEL ON MARCH 6,
2000.

                 [CLEAR CHANNEL COMMUNICATIONS, INC. LETTERHEAD]


--------------------------------------------------------------------------------
                                                                    NEWS RELEASE
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

                  CLEAR CHANNEL FILES AMFM MERGER DIVESTITURES
                                  WITH THE FCC

         SAN ANTONIO, TEXAS, MARCH 6, 2000... Clear Channel Communications, Inc. (NYSE: CCU) announced today, it has entered into definitive agreements regarding the proposed divestiture of 72 stations in 27 markets in conjunction with the Company's pending merger with AMFM, Inc (NYSE: AFM). The proposed divestitures are subject to customary regulatory approvals and are contingent upon the closing of the previously announced merger between Clear Channel and AMFM, Inc. The following listing of divestitures is not a complete listing and is subject to change. Clear Channel will announce the remaining required divestitures in the near future.

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        BUYER                     MARKET               STATIONS
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
BLUE CHIP BROADCASTING, INC.     Cincinnati          WUBE-AM
------------------------------------------------------------------------------------------------------

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CHASE RADIO PARTNERS             Baltimore           WPOC-AM
                                 Biloxi              WKNN-FM / WMJY-FM
                                 Reading             WRFY-FM
                                 Riverside           KGGI-FM
                                 San Diego           KSDO-AM
                                 San Francisco       KFJO-FM
                                 San Jose            KCNL-FM / KSJO-FM / KUFX-FM
                                 Waco                KRBQ-FM
------------------------------------------------------------------------------------------------------

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COX RADIO, INC.                  Richmond            WKHK-FM / WKLR-FM / WMXB-FM / WTVR-AM
                                 Houston             KKBQ-FM / KKTL-FM / KLDE-FM
------------------------------------------------------------------------------------------------------

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CUMULUS MEDIA                    Cedar Rapids        KDAT-FM / KHAK-FM / KRNA-FM
                                 Harrisburg          WNCE-FM / WNNK-FM / WTCY-AM / WTPA-FM
                                 Melbourne           WHKR-FM
                                 Shreveport          KMJJ-FM / KRMD-AM / KRMD-FM
------------------------------------------------------------------------------------------------------

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EL DORADO                        Houston             KJOJ-AM / KJOJ-FM / KQUE-AM / KSEV-AM /
  COMMUNICATIONS, INC.                               KTJM-AM
------------------------------------------------------------------------------------------------------

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ENTRAVISION COMMUNICATIONS       Los Angeles         KACD-FM / KBCD-FM
  CORPORATION
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



                                     -more-

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HISPANIC BROADCASTING         Austin              KEYI-FM
     CORPORATION              Denver              KXPK-FM
                              Phoenix             KKFR-FM
------------------------------------------------------------------------------------------------------

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INFINITY BROADCASTING         Cleveland           WDOK-FM / WQAL-FM / WZJM-FM
                              Cincinnati          WUBE-FM
                              Denver              KDJM-FM / KIMN-FM / KXKL-FM
                              Greensboro          WMFR-AM / WSJS-AM / WSML-AM
                              Orlando             WJHM-FM / WOCL-FM / WOMX-FM
                              Phoenix             KMLE-FM / KOOL-FM / KZON-FM
                              San Diego           KPLN-FM / KYXY-FM
------------------------------------------------------------------------------------------------------

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MEGA COMMUNICATIONS           Daytona Beach       WGNE-FM
------------------------------------------------------------------------------------------------------

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NASSAU BROADCASTING PARTNERS  Allentown           WEEX-AM / WODE-FM
------------------------------------------------------------------------------------------------------

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PECAN PARTNERS LTD.           Austin              KFON-AM
------------------------------------------------------------------------------------------------------

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SALEM COMMUNICATIONS          Cincinnati          WYGY-FM / WBOB-AM
                              Cleveland           WKNR-AM / WRMR-AM
                              Dallas              KDGE-FM
                              Denver              KALC-FM
                              Orange County       KEZY-AM / KXMX-FM
------------------------------------------------------------------------------------------------------

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URBAN RADIO BROADCASTING      Pensacola           WMEZ-FM / WXBM-FM
------------------------------------------------------------------------------------------------------

ABOUT CLEAR CHANNEL COMMUNICATIONS

Clear Channel Communications, Inc., is a global leader in the out-of-home advertising industry with radio and television stations and outdoor displays in 36 countries around the world. Including announced transactions, Clear Channel operates 874 radio and 19 television stations in the United States and has equity interests in over 240 radio stations internationally. Clear Channel also operates more than 550,000 outdoor advertising displays, including billboards, street furniture and transit panels across the world. The Company is headquartered in San Antonio, Texas.

For further information contact Terri Hunter, Vice President of Investor Relations or Lanita Edwards at (210) 822-2828 or visit our web-site at www.clearchannel.com.

Certain statements in this release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

                            * * * * * * * * * * * * *

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. SUCH JOINT PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY CLEAR CHANNEL COMMUNICATIONS, INC. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY CLEAR CHANNEL AT THE COMMISSION'S WEB SITE AT www.sec.gov. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM CLEAR CHANNEL BY DIRECTING SUCH REQUEST TO CLEAR CHANNEL COMMUNICATIONS, INC., 200 CONCORD PLAZA, SUITE 600, SAN ANTONIO, TEXAS 78216, ATTN: INVESTOR RELATIONS,
TEL: (210) 822-2828.